Exhibit 12.1
Statement of Computation of Ratios of Earnings to Fixed Charges

	Fiscal Years Ended
	June 29,	June 24,	June 25,	June 26,	June 27,
	2008	2007	2006	2005	2004
Earnings available to fixed charges:
Loss from continuing operations before income taxes	$(30,326)	$(139,026)	$(12,066)	$(30,296)	$(70,261)
Minority interest (income) expense	—	—	—	(530)	(6,430)
Equity in (earnings) losses in unconsolidated affiliates	(1,402)	4,292	(825)	(6,938)	6,877
Fixed charges	26,621	26,163	19,700	21,014	19,150
Distributed income from equity affiliates	4,462	6,367	1,770	6,905	1,079

	$(645)	$(102,204)	$8,579	$(9,845)	$(49,585)

Fixed charges:
Interest expense	$26,056	$25,518	$19,266	$20,594	$18,706
Portion of rent determined to be interest	565	645	434	420	444

	$26,621	$26,163	$19,700	$21,014	$19,150

Ratio of Earnings to Fixed Charges (1)	$—	$—	$—	$—	$—

(1)	Earnings were insufficient to cover fixed charges by $27.3 million, $128.4 million, $11.1 million, $30.9 million, and $68.7 million, respectively in fiscal years 2008, 2007, 2006, 2005, and 2004.